UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May 2009

Commission File Number: 001-33082

HOME INNS & HOTELS MANAGEMENT INC.
No. 124 Caobao Road
Xuhui District
Shanghai 200235, People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-          N/A

HOME INNS & HOTELS MANAGEMENT INC.
Form 6-K

Page

Signature	3
Exhibit 99.1 - Press Release
Exhibit 99.2 - Press Release

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOME INNS & HOTELS MANAGEMENT INC.
By:	/s/ May Wu
	Name:	May Wu
	Title:	Chief Financial Officer

Date: May 8, 2009

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release

99.2	Press Release

4